Filed pursuant to Rule 433
Registration No. 333-123654
July 30, 2008
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Be more than a customer. Be a stockholder.
At National Fuel Gas Company, we offer you an opportunity that goes beyond the more than 100-year track record our operating companies have of delivering service and value. We’re inviting our New York and Pennsylvania utility customers to become shareholders in our integrated energy company through our stock purchase and dividend reinvestment program.
Your natural gas utility, National Fuel Gas Distribution Corporation, is one segment of an exciting diversified and integrated energy company that has an uninterrupted, 106-year record of dividend payments to shareholders. We offer a convenient opportunity to customers who want to become shareholders, with the ability to purchase stock and reinvest dividends without paying brokerage commissions.
Direct Stock Purchase and Dividend Reinvestment Plan
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Direct Stock Purchase and Dividend Reinvestment Plan
This Plan promotes long-term ownership in National Fuel Gas Company by offering:
•	A simple, cost-effective method for purchasing stock
•	A way to increase your holdings in National Fuel Gas Company by reinvesting your cash dividends
•	An opportunity to purchase additional shares by making optional cash investments
You do not have to be a current National Fuel Gas Company shareholder to participate in this Plan. And you can purchase your first shares of stock with an initial investment of only $1,000. To find out more about this opportunity, visit http://investor.nationalfuelgas.com or visit our Plan Administrator’s website at http://www.bnymellon.com/shareowner or call 1-800-648-8166 and ask for customer service.
Plan Summary
Enrollment:
To get started, return a completed enrollment form to the Plan Administrator along with your check payable to “National Fuel Gas Company.”
A $15 enrollment fee will be deducted from your initial investment.
Reinvestment of Dividends:
You can reinvest all or a portion of your cash dividends toward the purchase of additional shares of National Fuel Gas Company stock without paying brokerage commission charges.
Optional Cash Investments:
You can buy additional shares of National Fuel Gas Company stock without paying brokerage commission charges. You can invest a minimum of $100 at any one time, up to $120,000 in total for the calendar year.
Full Investment:
Full investment of your dividends is possible because National Fuel Gas Company will credit your account with both whole and fractional shares.
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This communication is intended solely for our New York and Pennsylvania utility customers. National Fuel Gas Company (the “issuer”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, The Bank of New York Mellon Company, Inc. will arrange to send you the prospectus if you request it by calling 1-800-648-8166.